UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration Under Section 12(g) of
the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number 000-21685
INTELIDATA TECHNOLOGIES CORPORATION

(Exact name of registrant as specified in its charter)
11600 SUNRISE VALLEY DRIVE, SUITE 440
(703) 259-3000

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)
COMMON STOCK

(Title of each class of securities covered by this Form)
NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934, Corillian Payment Solutions, Inc., successor-in-interest to InteliData Technologies Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 19, 2005	CORILLIAN PAYMENT SOLUTIONS, INC. (successor-in-interest to InteliData Technologies Corporation)
	By:	/s/ Paul K. Wilde
Paul K. Wilde, Chief Financial Officer